Exhibit 99(b)

Oncor Electric Delivery Transition Bond Company LLC

Statement of Collection Account Balances as of

September 30, 2015

The balances in the sub-accounts on deposit with the trustee as of the above date were:

table

	Series 2003-1	Series 2004-1
General Sub-Account	$ 0.00	$ 39,029,322.23
Capital Sub-Account	$ 0.00	$ 6,349,212.45
Overcollateralization Sub-Account	$ 0.00	$ 2,622,818.14
Reserve Sub-Account	$ 0.00	$ 0.00

REP Deposit Account	$ 0.00	$ 3,806,489.17